Filed Pursuant to Rule 424(b)(3)
Registration No. 333-222630
BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
SUPPLEMENT NO. 6 DATED FEBRUARY 14, 2020
TO THE PROSPECTUS DATED SEPTEMBER 5, 2019
This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Diversified Property Fund Inc., dated September 5, 2019, as supplemented by Supplement No. 1, dated November 15, 2019, Supplement No. 2, dated December 10, 2019, Supplement No. 3, dated December 13, 2019, Supplement No. 4, dated December 24, 2019 and Supplement No. 5, dated January 15, 2020, (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purpose of this Supplement is to disclose:

•	the transaction price for each class of our common stock as of March 1, 2020;

•	the calculation of our January 31, 2020 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;

•	the status of this offering; and

•	updated experts information.

•	MARCH 1, 2020 TRANSACTION PRICE
The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of March 1, 2020 (and redemptions as of February 29, 2020) is as follows:

Share Class	Transaction Price (per share)
Class T	$7.5096
Class S	$7.5096
Class D	$7.5096
Class I	$7.5096
Class E	$7.5096
The transaction price for each of our share classes is equal to such class’s NAV per share as of January 31, 2020. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

•	JANUARY 31, 2020 NAV PER SHARE
Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.blackcreekdiversified.com and is also available on our toll-free, automated telephone line at (888) 310-9352. Please see “Net Asset Value Calculation and Valuation Procedures” in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by the Independent Valuation Firm. All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by the Independent Valuation Firm.
As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”) held by third parties, and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.

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The following table sets forth the components of total NAV as of January 31, 2020 and December 31, 2019:

	As of
(in thousands)	January 31, 2020	December 31, 2019
Investments in office properties	$728,700	$727,450
Investments in retail properties	906,050	866,400
Investments in multi-family properties	305,000	301,850
Investments in industrial properties	234,450	234,450
Investments in debt assets	22,524	22,007
Cash and cash equivalents	71,024	97,280
Restricted cash	10,672	10,010
Other assets	29,732	28,049
Line of credit, term loans and mortgage notes	(852,634)	(852,857)
Financing obligations associated with our DST Program	(274,432)	(262,692)
Other liabilities	(33,152)	(37,130)
Accrued performance-based fee	(489)	(3,776)
Accrued advisory fees	(1,327)	(1,256)
Aggregate Fund NAV	$1,146,118	$1,129,785
Total Fund Interests outstanding	152,620	150,766

The following table sets forth the NAV per Fund Interest as of January 31, 2020 and December 31, 2019:

(in thousands, except per Fund Interest data)	Total	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	OP Units
As of January 31, 2020
Monthly NAV	$1,146,118	$46,037	$162,022	$27,211	$333,480	$496,613	$80,755
Fund Interests outstanding	152,620	6,130	21,575	3,624	44,407	66,130	10,754
NAV Per Fund Interest	$7.5096	$7.5096	$7.5096	$7.5096	$7.5096	$7.5096	$7.5096
As of December 31, 2019
Monthly NAV	$1,129,785	$43,852	$154,313	$26,222	$327,715	$500,604	$77,079
Fund Interests outstanding	150,766	5,852	20,593	3,499	43,732	66,804	10,286
NAV Per Fund Interest	$7.4937	$7.4937	$7.4937	$7.4937	$7.4937	$7.4937	$7.4937
Under GAAP, we record liabilities for ongoing distribution fees (i) that we currently owe the Dealer Manager under the terms of our Dealer Manager agreement and (ii) for an estimate that we may pay to the Dealer Manager in future periods for shares of our common stock. As of January 31, 2020, we estimated approximately $14.7 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.
The valuation for our real properties as of January 31, 2020 was provided by the Independent Valuation Firm in accordance with our valuation procedures and determined starting with the appraised value. Certain key assumptions that were used by the Independent Valuation Firm in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type.

	Office	Retail	Multi-family	Industrial	Weighted-Average Basis
Exit capitalization rate	6.31%	6.38%	5.36%	5.97%	6.19%
Discount rate / internal rate of return (“IRR”)	6.94%	6.85%	6.64%	6.92%	6.86%
Annual market rent growth rate	3.01%	2.95%	3.00%	2.88%	2.98%
Average holding period (years)	10.0	10.0	10.0	10.0	10.0

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A change in the exit capitalization and discount rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Retail	Multi-family	Industrial	Weighted-Average Values
Exit capitalization rate (weighted-average)	0.25% decrease	2.99%	2.44%	3.05%	2.88%	2.76%
	0.25% increase	(2.75)%	(2.25)%	(2.78)%	(2.64)%	(2.54)%
Discount rate (weighted-average)	0.25% decrease	2.11%	1.92%	1.95%	1.96%	1.99%
	0.25% increase	(2.06)%	(1.87)%	(1.91)%	(1.91)%	(1.94)%

•	STATUS OF THIS OFFERING
As of February 1, 2020, we had raised gross proceeds of approximately $261.7 million from the sale of approximately 35.0 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $16.4 million. As of February 1, 2020, approximately $2.74 billion in shares remained available for sale pursuant to this offering, including approximately $483.6 million in shares available for sale through our distribution reinvestment plan.

•	EXPERTS
The statements included in this Supplement under “January 31, 2020 NAV Per Share,” relating to the role of Altus Group U.S., Inc. as the Independent Valuation Firm, and the valuation of the real properties and related assumptions have been reviewed by Altus Group U.S., Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations.

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